Exhibit 99.23(d)(xi)

October 1, 2008

Mr. Peter C. Artemiou
Old Westbury Funds, Inc.
760 Moore Road
King of Prussia, PA 19406

Re:	Waiver of Certain Investment Advisory Fees

Dear Mr. Artemiou:

     This letter sets forth the commitment of Bessemer Investment Management LLC (“BIM”) to waive certain investment advisory fees for Old Westbury Non-U.S. Large Cap Fund (formerly, “Old Westbury International Fund”) (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”).

     Investment Advisory Fee Waiver

     As you are aware, BIM serves as the investment adviser to the Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Under the Investment Advisory Agreement, the Fund has agreed to pay BIM the following fees for providing investment advisory services to the Fund (the “Investment Advisory Fees”):

	Investment Advisory Fees
First $500 million of	Second $500 million to $1 billion of	Average net assets exceeding
average net assets	average net assets	$1 billion
0.80%	0.75%	0.70%

     BIM hereby commits to waive a portion of the Investment Advisory Fees it is entitled to receive from the Fund to the extent necessary to maintain the net operating expense ratio, excluding acquired fund fees and expenses, of the Fund at 1.05% (the “Fee Waiver”).

Terms of the Fee Waiver

     The Fee Waiver will be maintained for the Fund through October 31, 2010. BIM acknowledges and understands that the Fee Waiver is a binding legal obligation on which the Fund will rely. The Fee Waiver shall renew automatically, on the same terms, for a period of one year from the expiration of the Fee Waiver, unless prior to such expiration, BIM provides notice to the Board of Directors of the Corporation of its intention not to renew the Fee Waiver.

Very truly yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By: /s/ Marc D. Stern
Name:	Marc D. Stern
Title:	President

Accepted and agreed:

OLD WESTBURY FUNDS, INC.

By: /s/ Peter C. Artemiou
Name:	Peter C. Artemiou
Title:	Vice President